KP 4/18/02



02006378

SECURITI... ...MISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response . . . 12.00	

SEC FILE NUMBER
8- 21620

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/01 (MM/DD/YY) AND ENDING 01/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BUTLER LARSEN PIERCE & COMPANY, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

SEC MAIL PROCESSING SECTION RECEIVED APR 1 1 2002 WASH, D.C. 164

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2175 North California Blvd, Suite 610
(No. and Street)

Walnut Creek, California 94596
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen F Kinkade 415 883 9350
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Shipp, William Weldon
(Name — if individual, state last, first, middle name)

1964 Mountain Blvd Oakland, Ca 94611
(Address) (City) (State) (Zip Code)

PROCESSED
APR 1 9 2002
THOMSON FINANCIAL

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen R Kinkade, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Butler Larsen Pierce & Company, Inc, as of January 31, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Marin

Subscribed and sworn to (or affirmed) before me this 28th day of March, 2002
(month) (year)

By Stehen Roy Kinkade

Notary Public

Signature

Financial Principal

Title


JAVAD FOROUZEH
Comm. # 1275601
NOTARY PUBLIC-CALIFORNIA
Marin County
My Comm. Expires Sept. 1, 2004

This report** contains (check all applicable boxes):

- x (a) Facing page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Income (Loss).
- x (d) Statement of Changes in Financial Condition.
- x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- x (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x (g) Computation of Net Capital
- x (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- x (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- x (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- _ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) An Oath or Affirmation
- _ (m) A copy of the SIPC Supplemental Report
- x (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BUTLER LARSEN PIERCE & COMPANY, INC.
FINANCIAL STATEMENTS
AND
SUPPLEMENTARY SCHEDULES

For the year ended January 31, 2002

BUTLER LARSEN PIERCE & COMPANY, INC.
For the year ended January 31, 2002

TABLE OF CONTENTS

WILLIAM WELDON SHIPP
CERTIFIED PUBLIC ACCOUNTANT

DALLAS YOUNG BUILDING
1964 MOUNTAIN BOULEVARD, SUITE 199
OAKLAND, CA 94611
(510) 339-8955

Independent Auditor's Report

Board of Directors
Butler Larsen Pierce & Company, Inc.:

I have audited the accompanying statement of financial condition of Butler Larsen Pierce & Company, Inc. as of January 31, 2002and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Butler Larsen Pierce & Company, Inc. as of January 31, 2002 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

My examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I-IV is presented for the basic financial statements but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William Weldon Shipp

March 25, 2002

BUTLER LARSEN PIERCE & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
January 31, 2002

ASSETS

Cash	$ 371,2[illegible]4
Receivable from Clearing Organization (Note 2)	803,111
Receivable from clients	2,671,235
Commission Receivable	66,621
Office furniture, equipment and leasehold improvements, net of accumulated depreciation of $204,367	74,378
Other assets	27,081
	$4,013,670

LIABILITIES AND STOCKHOLDERS' EQUITY

Payables to clients	$2,662,767
Accounts payable and accrued liabilities	900,521
Income Taxes Payable	21,524
Liabilities subordinated to the claims Of general creditors	410,000
Total Liabilities	3,994,812
Stockholder's deficit:	
Common Stock, no par value:	
Authorized 500,000 shares,	
Issued and outstanding - 31,000 shares	44,008
Retained deficit	< 25,150>
Total Stockholders' deficit	< 18,858>
	$4,013,670

The accompanying notes are an integral part of these financial statements.

BUTLER LARSEN PIERCE & COMPANY, INC.
STATEMENT OF INCOME
For the year ended January 31, 2002

Revenues

Commissions	$ 6,609,161
Interest income	28,663
Other income	41,617
Total Revenue	$ 6,679,441

Expenses

Employee compensation and related costs	$ 4,999,505
Securities clearance	131,949
Communications	569,996
Occupancy and equipment	263,724
Depreciation	39,737
Promotion, Travel/Entertainment	354,766
Professional services and other	71,983
Other	84,605
Interest Expense	37,038
Total Expenses	$ 6,553,303
Income <loss> before income taxes	126,138
Income tax expense (Note 6)	87,200
Net Income	$ 38,938

The accompanying notes are an integral part of these financial statements.

BUTLER LARSEN PIERCE & COMPANY, INC.
STATEMENT OF CASH FLOWS
For the year ended January 31, 2002

Cash flows from operating activities:		
Net Income	$	38,938
Adjustments to reconcile net income to net Cash provided by operating activities:		
Depreciation and amortization		39,737
Increase in commission receivable		<66,621>
Increase in receivable from clients		<2,542,042>
Increase in payables to clients		2,633,516
Decrease in receivable from clearing Organizations, including deposits		80,189
Decrease in other assets		76,361
Increase in accounts payable and Accrued liabilities		12,446
Decrease in taxes payable		<64,276>
Net Cash inflows from operating activities	$	208,248
Cash flows from investing activities:		
Equipment purchased	$	<33,061>
Net cash outflow from investing activities	$	<33,061>
Cash flows from financing activities:		
Payments on subordinated loans	$	<50,000>
Net cash outflows from financing activities		<50,000>
Net increase(decrease) in cash	$	125,187
Cash balance Beginning of Year	$	246,057
Cash balance End of Year	$	371,244

Supplemental information:		
Income taxes paid	$	162,276
Interest paid	$	37,038

The accompanying notes are an integral part of these financial statements.

BUTLER LARSEN PIERCE & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the year ended January 31, 2002

	Common Stock	Retained Earnings	Total Stockholders' Equity
Beginning Balance January 31, 2001	$ 44,008	$< 64,088>	$<20,080>
Net Income <loss>	$	38,938	38,938
Ending Balance: January 31, 2002	$ 44,008	$< 25,150>	$ 18,858

The accompanying notes are an integral part of these financial statements.

BUTLER LARSEN PIERCE & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
January 31, 2002

Note 1) Organization

Butler Larsen Pierce & Company, Inc. (the Company) was incorporated on May 9, 1977, and is registered as a municipal securities broker under the Securities Exchange Act of 1934. The company has elected to be treated as a "municipal securities brokers' broker" pursuant to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the Rule).

Note 2) Summary of Significant Accounting Policies

Office furniture, equipment, and software is depreciated using the straight line method over useful lives of five to seven years.

Securities transactions are recorded on a trade-date basis.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the reported amount of revenues and expenses for the reporting period. Actual results could differ from those estimates.

Note 3) Securities Transactions

The Company arranges simultaneous purchases and sales of municipal securities on behalf of its clients. Accordingly, any uncompleted transactions results in a client receivable which is principally offset by a client payable. Transactions effected through clearing organizations are reported on a net basis with such clearing organizations. Additionally the company maintains a $220,000 deposit with clearing organizations, which is included in receivable from clearing organization on the statement of financial condition.

Note 4) Subordinated Liabilities

Under the loan agreements with two stockholders, the Company borrowed a total of $410,000 on an unsecured loan, subordinated basis. Loans totaling $80,000 bear interest at 8 percent and are due in August 2002. Loans totaling $210,000 bear interest at prime plus 1.5 percent and are due in October 2002 and February, May and November 2003. Loans totaling $120,000 bear interest at prime plus 2.5% and are due in April 2003. Because the loans are subordinated to the claims of general creditors, they qualify as capital for regulatory purposes.

Note 5) Net Capital Requirements

The Company is required to maintain minimum net capital as defined by rule 15c3-1 of the Securities and Exchange Commission. The Company has elected to compute its net capital (as defined) in accordance with paragraph (a) (8) of the Rule, which requires that net capital be no less than 6 2/3 percent of aggregate indebtedness (as defined) but in no case less than $150,000. At January 31, 2002 the Company's net capital was $320,760, which amount is $170,760 in excess of the required net capital. The Company's ratio of aggregate indebtedness to net capital also may not exceed 15 to 1. At January 31, 2002 the Company's net capital ratio was 2.87 to 1.

Note 6) Provision for Taxes on Income

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," issued in February 1992.

The income tax provision of $87,200 consists of $68,000 Federal and $19,200 State taxes assessed to the Company.

Note 7) Lease Obligation

The Company leases office space under noncancellable leases. Rent expense for office space for the year ended January 31, 2002 was $216,448. At January 31, 2001, minimum future payments under noncancellable office space lease agreements as follows.

For year ended	Amount
January 31, 2003	$ 40,181
January 31, 2004	$ 40,381
January 31, 2005	$ 40,580
January 31, 2006	$ 40,779
Total future minimum lease payments	$161,922

Note 8) Pension Plan

The Company has a defined contribution pension plan for employees after one year's service. The Company makes monthly contributions to the accounts of each eligible employee based on prescribed percentages of the participating employees' compensation. Employee accounts are self directed by each employee. The contribution for the year ended January 31, 2002 was $142,269 all of which was paid by January 31, 2002.

FOCUS REPORT - PART II

As of January 31, 2002

Firm Name: BUTLER LARSEN PIERCE & COMPANY, INC. Firm ID: 007389

1	Total Ownership Equity (o/e)		$ 18,858
2	Deduct o/e not allowable for net capital		
3	Total o/e qualified for net capital		
4	Add:		
	a. Allowable subordinated liabilities		410,000
	b. Other deductions or credits		
	Description	Amount	
5	Total cap and allowable subloans		$ 428,858
6	Deductions &/or charges		
	a.Total non-allowable assets	$101,459	
	b.Aged fail to deliver	6,639	
	1. Number of items		
	Total deductions and/or charges		< 108,098>
7	Other additions &/or allowable credits		
	Description	Amount	
8	Net capital before haircuts		$ 320,760
9	Haircuts on securities:		
	a.Contractual commitments		
	b.Subordinated debt		
	c.Trading and investment sec:		
	1. Exempted securities		
	2. Debt securities		
	3. Options		
	4.Other securities		
	d.Undue concentration		
	e.Other		
	Description	Amount	
10	Net Capital		$ 320,760

FOCUS REPORT - PART II

As of January 31, 2002

Firm Name: BUTLER LARSEN PIERCE & COMPANY, INC. Firm ID: 007389

11	Minimum net capital required (based on aggregate indebtedness)	$ 61,469
12	Minimum dollar requirement	150,000
13	Net Cap requirement (greater of Line 11 or 12)	150,000
14	Excess net capital (Line 10 - Line 13)	170,760
15	Exc net cap @ 1000% (net cap - 10% of AI)	228,554

Computation of Aggregate Indebtedness

16	Total AI liab from Balance Sheet	922,045
17	Add: a.Drafts for immediate credit b.Mkt val of sec borrowed where no Equiv value is paid or credited c.Other unrecorded amounts	
	Description Amount	
19	Total Aggregate Indebtedness	$922,045
20	Percentage of aggregate indebtedness to net capital	287
21	Percentage of aggregate indebtedness to net capital after anticipated withdrawals	287

Other ratios

29	Percentage of debt to debt-equity (15c#-1(d))	44
30	Option deductions/Net Capital	

SCHEDULE II

BUTLER LARSEN PIERCE & COMPANY, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c#-3
JANUARY 31, 2002

An exemption from Rule 15c3-3 is claimed based upon section (k) (2) (i). The company acts exclusively as a municipal securities "brokers' broker" as defined in Rules 15c3-1 (a) (8) and has no customers as defined in the rule.

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3

Not applicable

SCHEDULE III

BUTLER LARSEN PIERCE & COMPANY, INC.
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 17a-5 (d)(4)
JANUARY 31, 2002

	Net Capital	Aggregate Indebtedness	Excess Net Capital
Focus Report as originally filed and amended	$320,759	$922,045	$170,759
Adjustments:			
Rounding	1		1
As filed with audited financial statements	$320,760	$922,045	$170,760

SCHEDULE IV

BUTLER LARSEN PIERCE & COMPANY, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the Year Ended January 31, 2002

Beginning Balance, February 1, 2001	$460,000
Increases	0
Decreases	50,000
Ending Balance January 31, 2002	$410,000

The accompanying notes are an integral part of these financial statements.

WILLIAM WELDON SHIPP
CERTIFIED PUBLIC ACCOUNTANT

DALLAS YOUNG BUILDING
1964 MOUNTAIN BOULEVARD, SUITE 199
OAKLAND, CA 94611
(510) 339-8955

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Board of Directors
Butler Larsen Pierce & Company, Inc.

I have examined the financial statements of Butler Larsen Pierce & Company, Inc. for the year ended January 31, 2002 and have issued my report thereon dated March 25, 2002. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Butler Larsen Pierce & Company, Inc. that I considered relevant to the objectives states in rule 17a-5 (g) (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11). I did not review the practices and procedures followed by the Company (I) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulations T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a(5)(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Butler Larsen Pierce & Company, Inc. taken as a whole. However, my study and evaluation disclosed no condition that I believed to be a material weakness.

I understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at January 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

William Weldon Shupp

March 25, 2002